NEWS RELEASE
GLAMIS GOLD LTD.

Trading symbol: NYSE, TSX – GLG	For Immediate Release May 15, 2006
GLAMIS GOLD PROVIDES UPDATE ON CENTRAL AMERICAN OPERATIONS
May 15, 2006 — Reno, Nevada – Glamis Gold Ltd. (NYSE, TSX: GLG) today clarified recent events at its operations in Central America. At the Marlin Mine in Guatemala on Friday, May 12, non-mine workers blocked mine access roads to protest wages. Mining and milling was halted by the company for less than 24 hours as a precautionary measure to reduce tensions. Roadblocks ended late on Friday and mining and milling operations resumed. Initial media reports that the mine had been invaded and that hostages were taken were entirely erroneous. These actions were initiated by former mine construction workers retained by the Company following construction to perform public works activities in the local communities. Wage increases were recently granted to workers at the mine and the non-mine workers are now seeking raises. A negotiation process is underway and mining and milling operations have returned to normal at Marlin. The Company fully intends to resolve the issue in the coming days. Production forecasts for 2006 have not been impacted.
In Honduras, an NGO has made claims of health and environmental impacts near the San Martin Mine. These claims have been independently investigated on a number of occasions and been found to be false. The Company will fully cooperate with any additional investigations and is confident the conclusions of earlier independent studies will be confirmed. Furthermore, there are discussions underway in the Honduras Congress regarding the future of mining in that country. The Company is participating in those discussions and does not expect operations at San Martin to be affected. The San Martin Mine is scheduled to continue gold production over the next three years after which an orderly and complete reclamation of the site will be completed.
Glamis Gold Ltd. is a premier intermediate gold producer with low cost mines and development projects in Nevada, Mexico and Central America. Plans call for growth from 434,000 ounces of gold production in 2005 to 670,000 ounces in 2006 and over 700,000 ounces in 2007. The company remains 100 percent unhedged. For more information about Glamis and its operations, visit the Company on the Internet at www.glamis.com.
Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements, include, but are not limited to those with respect to, the price of gold, the estimation of mineral reserves and resources, the realization of mineral reserves estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, Glamis’ hedging practices, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims limitations on insurance coverage and the timing and possible outcome of pending litigation. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variation of such words and phrases or statements that certain actions, events or results, “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Glamis to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, possible variations in ore grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labor disputes and other risks of the mining industry, delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Other Considerations” in the Glamis Annual Information Form. Although Glamis has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.
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For further information please contact:

Glamis Gold Ltd.	Website:	www.glamis.com
5190 Neil Road, Suite 310	email requests for investor packets to:	info@glamis.com
Reno, NV 89502	email questions/correspondence to:	jeffw@glamis.com
Jeff Wilhoit	Phone:	1-775-827-4600 ext. 3104
Director, Investor Relations
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